Reply to the Attention of	Michael T. Shannon
Direct Line	604.893.7638
Direct Fax	604.893.2381
Email Address	michael.shannon@mcmillan.ca
Our File No.	58783V-48
Date	September 20, 2012

Via EDGAR Correspondence and Delivered

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention: Mr. John Reynolds

Dear Sirs/Mesdames:

Re:	Passport Potash Inc.
Registration Statement on Form 10
Filed June 29, 2012
File No. 000-54751

            We are counsel for and write on behalf of Passport Potash Inc. (the “Company”) in response to the Staff’s letter of July 26, 2012 (the “Comment Letter”) from the United States Securities and Exchange Commission (the “Commission”) commenting on the Company’s Registration Statement on Form 10 (the “Form 10”) filed with the Commission by the Company on June 29, 2012.

            On behalf of the Company we have filed with the Commission, via the EDGAR system, an Amendment No. 1 to the Registration Statement on Form 10 (the “Form 10 Amendment No. 1”) that updates the Company’s Form 10 pursuant to the comments set out in the Comment Letter. We enclose with this letter two copies of Form 10 Amendment No. 1, plus two copies that have been blacklined to show the changes from the Form 10.

            On behalf of the Company, we also provide below our item-by-item responses to the comments made in the Comment Letter. The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein but not defined have the same meanings given such terms in Form 10 Amendment No. 1.

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September 20, 2012 Page 2

Commission Comment:

Note about Forward-Looking Statements, Page 3

1.

Section 21E(b)(1)(C) of the Exchange Act expressly states that the safe harbor for forward-looking statements does not apply to statements made with respect to the business or operations of penny stock issuers. Please revise the first sentence in this section accordingly.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has revised its disclosure in the first sentence to state as follows:

            “Certain statements contained in this Registration Statement on Form 10 constitute “forward-looking statements.””

Commission Comment:

Business, Page 3

2.	Please disclose in this section that your auditors have issued a going concern opinion.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has revised its disclosure to state that its auditors have issued a going concern opinion as follows on page 4:

“Our independent auditors’ report accompanying our February 29, 2012 and February 28, 2011 financial statements contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. Our financial statements have been prepared assuming that we will continue as a going concern, which contemplates that we will realize our assets and satisfy our liabilities and commitments in the ordinary course of business.”

Commission Comment:

JOBS Act, Page 5

3.

We note your disclosure in this section that you have elected to comply with new or revised accounting standards even though you are an emerging growth company. However, on page 11 under the risk factor entitled “We will remain an “emerging growth company...”, you disclose that you will have an “extended transition period for complying with new or revised financial accounting standards...” and “[i]nvestors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry.” Please clarify your election under Section 107(b) of the JOBS Act:

•

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable and make reconciling revisions in the risk factor; or

•

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), revise your disclosure in this section and revise the risk factor to explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please also clarify in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has elected to opt out of the extended transition period for complying with ne or revised accounting standards pursuant to Section 107(b) of the JOBS Act and has included a statement that the election is irrevocable on page 5 in the last sentence of such section.

            In addition, we hereby confirm on behalf of the Company, that the Company has made the reconciling revisions in the risk factor entitled “We will remain an “emerging growth company” ...,” on page 16 to state as follows:

“Our status as an “emerging growth company” under the JOBS Act of 2012 may make it more difficult to raise capital as and when we need it. Because of the exemptions from various reporting requirements provided to us as an “emerging growth company”, we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.”

Commission Comment:

Potash Market Conditions and Trends, Page 9

4.	Please identify the source of the market data in this section.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has revised its disclosure in this section to provide a potash industry overview, which includes general information about potash, demand for potash and supply of potash. The source of the information provided in this section is mainly from Fertecon and some are from U.S. Geological Survey as indicated.

Commission Comment:

Regulations, Page 9

5.

We note your risk factor disclosure on page 15 that “future mining operations and current exploration activities are or will be subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, protection of endangered and protected species, mine safety, toxic substances and other matters.” Please expand your discussion of the regulations affecting your current business to describe the material regulations to which your exploration activities are subject, including, without limitation, the Arizona State Land Department and the Bureau of Land Management permitting regulations and rules relating to the expiration and renewal of your permits.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has expanded its discussion of the regulations affecting its current business to describe the material regulations to which its exploration activities are subject by adding the following to such discussion:

“The Minerals Section of the Arizona State Land Department is responsible for mining/mineral activities on Arizona State Trust land. Exploration Permits and Mining Leases are governed by: Arizona Revised Statutes Title 27, Minerals, Oil and Gas; Title 37 Public Lands; Title 41 State Government; and Arizona Administrative Code Title 12 Natural Resources, Chapter 5. In order to explore for minerals on Arizona State Trust lands we are required to comply with the following:

•	A non-refundable filing fee of $500.00 is required for each application.
•	An environmental disclosure questionnaire must accompany each application.
•	A maximum 640 acres or 1 whole section is permitted per application.
•	An exploration permit is valid for one (1) year, renewable up to five (5) years.
•	Lease boundaries, access routes, mine workings, roads, water sources, residences, utilities, etc. must be plotted separately on a USGS Topographic Map included with the application.

•

The application must be signed by the applicant(s) or an authorized agent. If an agent is filing for the applicant, a notarized Power of Attorney must be filled with the Department. The filing fee for a Power of Attorney is $50.00.

•	The processing of an Exploration Permit takes a minimum of sixty (60) days.
•	The Application is reviewed by the ASLD Minerals Section and if necessary, other ASLD divisions, outside agencies and any interested parties.
•	Rent is $2.00 per acre for first year which includes the second year and $1.00 per acre per year for years three through five.
•	An Exploration Plan of Operation must be submitted annually and approved by the ASLD prior to startup of exploration activities.
•

If any surface disturbance is planned as part of the exploration activities, Archaeological and Biological surveys as well as any other applicable permits must be submitted for ASLD review (three (3) copies of each and an electronic copy in pdf format).

•

A bond is established based on the proposed exploration activities. Typically a $3,000.00 bond is required for a single permit or a blanket bond of $15,000.00 for five or more permits held by an individual or company.

•	Minimum work expenditure requirements are:

•	$10 per acre per year for years 1-2;
•	$20 per acre per year for years 3-5; and
•

Proof of work expenditures must be submitted to the ASLD Minerals Section each year in the form of invoice and paid receipts. If no work was completed on-site, the applicant can pay the equal amount to the department.

•	An exploration permit is not a right to mine.

If discovery of a valuable mineral deposit is made, the permitee must apply for a mineral lease before actual mining activities can begin.

Prospecting on Federal lands is administered by the Bureau of Land Management (“BLM”). Prospecting Permits are covered by the Public Domain Mineral Leasing Act of 1920, as amended (30 U.S.C. 181 et seq.), the Acquired Lands Mineral Leasing Act of 1947, as amended (30 U.S.C. 351-359), and the Federal Land Policy Management Act of 1976 (FLPMA), (43 U.S.C. 1701 et seq.) which authorizes the management and use of the public lands. The regulations governing these minerals are found in the 43 CFR 3500 regulations.

We have applied for prospecting permits with the BLM but have not yet been granted permission to begin exploration activities. The permits are still in process.”

Commission Comment:

Risk Factors, Page 10

A. Portion of our Properties...Page 11

6.	Please expand this risk factor to describe the types of increased regulation that present a material risk to you.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has expanded the risk factor entitled “A Portion of our Properties ...” to describe the types of increased regulation that present a material risk to the Company so that such risk factor now states as follows:

“Our Holbrook Basin Project is in close proximity to the Petrified Forest National Park (“PFNP”), a national park in northeastern Arizona protected by the United States National Parks Services. In December 2004, the United States government enacted legislation which expanded the authorized boundary of PFNP by approximately 125,000 acres to include adjacent lands. Portions of our Twin Butte Ranch property fall within the expanded boundaries of the PFNP. Although the enabling legislation for the expansion of the PFNP provides that the Secretary of the Interior may only acquire land in private ownership from willing sellers, the proximity of our properties to the PFNP may expose us to increased environmental and regulatory scrutiny.

The proximity of our properties to the PFNP could lead to the denials of approvals and permits necessary to develop portions or our Holbrook Project. Furthermore, the proposed expansion of the PFNP could limit our ability to acquire additional mineral rights, and additional acquisitions of lands or interests in land by the National Park Service would lead to further overlap with our current holdings.

Continued government and public emphasis on environmental issues can be expected to result in increased future investments in environmental controls at ongoing operations, which may lead to increased expenses. Permit renewals and compliance with present and future environmental laws and regulations applicable to our operations may require substantial capital expenditures and may have a material adverse effect on our business, financial condition and operating results.”

Commission Comment:

Our Officers and Directors...Page 14

7.	Please identify the officers and directors that are subject to this risk and clarify the proportion of their time that they can devote to Passport Potash’s affairs.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has identified the officers that do not provide services to the Company on a full time basis and has indicated the number of hours per week that each that each director devotes to the Company’s affairs by adding the following to this risk factor:

“Joshua Bleak, our President CEO and a director, as well as John Eckersley, our Vice President and a director, serve full time (40 hours per week). All of the other directors and officers only provide services to us on a part time basis as follows:

Laara Shaffer (CFO and a director) – 15 hours per week;
Ali Rahimtula (director) – 10 hours per week;
Matthew Salmon (director) – 10 hours per week;
David Salisbury (director) – 10 hours per week;
Dennis Ickes (director) – 10 hours per week; and
Jerry Aiken (director) – 10 hours per week.”

Commission Comment:

Management’s Discussion and Analysis...Page 18

Results of Operations, Page 19

8.

Please describe any unusual or infrequent events or transactions or any significant economic changes that materially affected your income. For example, we note that the $22,209,156 change in derivative liability contributed to your $8,505,659 net profit for the year ended February 29, 2012.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has included a breakdown of each item that affects the Company’s income and has provided an explanation for the increase, decrease or change in such items starting on page 24 for the three month period ended May 31, 2012 and on page 27 for the fiscal year ended February 29, 2012.

Commission Comment:

Results of Operations for the Years Ended February 29, 2012 and February 28, 2011, Page 20

9.

We note the significant increases in various operating expenses and “other items” for the fiscal year ended February 29, 2011 as compared to the fiscal year ended February 28, 2010. However, you have not provided a discussion analyzing the operations and explaining the changes. Please revise your disclosure to provide an analysis of the material components of your consolidated statements of income. The discussion should describe and quantify underlying material activities that generate income statement variances between periods. If practicable, please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statement amounts.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has provided a discussion analyzing each item that affects the Company’s income and has provided an explanation for the increase, decrease or change in such items starting on page 24 for the three month period ended May 31, 2012 and on page 27 for the fiscal year ended February 29, 2012.

Commission Comment:

Liquidity and Capital Resources, Page 20

10.

Please revise your disclosures here to include an analysis of the components of the statements of cash flows (i.e. operating, investing and financing activities) that explains the significant year-to-year variations in the line items (e.g. explain the significant change in your unproven mineral reserves). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC’s Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has provided an analysis of the components of the statement of cashflows to explain the variations in the line items starting on page 30 for the three month period ended May 31, 2012 as well as for the fiscal year ended February 29, 2012.

11.

Please revise the discussion of your liquidity to address your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis. Your discussion should disclose how you plan to address your immediate funding needs and the funds necessary to achieve your business plan. Refer to Instruction 5 of Item 303(a) of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has revised its discussion of its liquidity to address its liquidity requirements in quantified terms.

Commission Comment:

Critical Accounting Policies, Page 22

12.

Please revise to include a critical accounting estimates section to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements (e.g. derivative liability). Your revised disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. Your disclosure should discuss the judgments and uncertainties that affect the application of your critical accounting policies and the likelihood that materially different amounts could be reported under different conditions or using different assumptions. Please refer to the Commission’s guidance concerning Critical Accounting Estimates and revise Management’s Discussion and Analysis to comply with the required disclosures as necessary. The guidance is available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has revised its disclosure under “Critical Accounting Policies” to include a critical accounting estimates section to address the existence of highly material estimates or assumptions and how these matters may affect the financial statements, which now states as follows:

“Critical Accounting Policies

Our financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles applied on a consistent basis. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

We regularly evaluate the accounting policies and estimates that we use to prepare our financial statements. In general, management’s estimates are based on historical experience, on information from third party professionals, and on various other assumptions that are believed to be reasonable under the facts and circumstances. Actual results could differ from those estimates made by management.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our consolidated financial statements.

Stock based compensation and derivative liability

We use the Black-Scholes Option Pricing Model to calculate the fair value of stock based compensation and the fair value of the derivative liability (the derivative liability consist of the fair value of warrants issued in unit private placements for cash proceeds).

The Black-Scholes Option Pricing Model requires estimates of the following variables in calculating the fair value stock options and the fair value of the derivative liability: dividend yield, expected life, stock price volatility and risk free interest rate.

The estimation of the dividend yield, at this stage of the Company’s development, is not subject to significant uncertainty as it’s not expected that the Company will commence paying dividends until it reaches the production stage which is not in the near future.

The estimate of the expected life of the options and warrants impacts both the stock price volatility and the estimated risk free interest rate, as follows: the expected stock price volatility is calculated using historical volatility going back the numbers of months equal to the estimated expected life of the options and warrants and the risk free interest rate is derived from the yield curve of a zero coupon government bond for a period equal to the estimated expected life of the options and warrants. Options and warrants, as a rule, are exercised when they are in the money (when our stock price is in excess of the option and warrant exercise price). There are various factors that influence our stock price that cannot be estimated reliably, including: the state of the capital markets and our resulting access to capital, the price of potash, the results of our exploration work and the economic feasibility of our potash properties.

The estimation of the expected life is very difficult to determine with accuracy. Any changes in the expected life of the warrants and options will have a significant and material impact on the stock based compensation expense, the change in derivative liability on the statement of operations and the derivative liability on the balance sheet year end balance.”

Commission Comment:

Properties, Page 24

13.	We note that you have prepared a National Instrument 43-101 technical report that is available to investors. Please explain the following to us in regards to your mineral resource report:

•

Tell us the mineral price and operating cost assumptions used to establish your cut- off grade. If these assumptions were not used in the determination of your cut-off grade, explain how your cut-off grade is representative of reasonable economic extraction.

•	Explain to us if all of the mineral resources disclosed in your technical report are located on property in which you currently control the land or mineral rights.

•	Tell us if the mineralized materials identified as resources represent a continuous mineralized zone and, if not, the likelihood of reasonable economic extraction.

Company Response:

            We hereby confirm, on behalf of the Company in response to the first request under comment #13, that the cut-off grade of 8% K2O was chosen in comparison with worldwide potash projects and also depends on the processing technique for which 8% K2O is stillreasonable to assume for an economic extraction.

            We hereby confirm, on behalf of the Company in response to the second request under comment #13, that resources were only defined on properties which land or mineral rights are controlled by the Company.

            We hereby confirm, on behalf of the Company in response to the third request under comment #13, that due to the nature of genesis (epeiric sea with sabkha-like conditions) the ore body was deposited as a lateral continuous horizon, which only vary in thickness and average grade, which is confirmed by the drill hole data.

14.

Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and a description of any infrastructure located on your property.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has included on page 36 information for all material properties, including the source of power and water for its properties and a description of the infrastructure located on its properties as follows:

“The I-40 to the north of the project area is a major west-east interstate highway and intersects with eight north-south interstate highways. Therefore, there is full service truck transport and support system throughout the southwest U.S. by way of outré I-40. The U.S. Routes 77 and 180 run from I-40 into the project area. The project is also accessible by way of a number of unpaved roads which cut through the project area. The entire area is accessible off-road by four-wheel drive vehicles.

The Burlington Northern Santa Fe Railway (the “BNSF”) mainline is located to the north of the project area. This dual track is a main rail track for heavy duty service. The BNSF is part of the southwest system and runs through Fort Worth, Texas, BNSF headquarters, to the west through New Mexico, Arizona and into California. The ports of Stockton, Long Beach and the Mexican ports of Guymas and Topolabampo are easily accessible and suitable for international shipping.

A coal-fired power station, the Cholla Plant, which is located just west of Holbrook near Joseph City, provides electricity to the area. Water for drilling can also be obtained from range tanks, wells, and the Little Colorado River. The project area is covered by an electrical distribution network and a gas supply system.”

15.	Please fully discuss the permitting requirements associated with exploring and mining on your properties in Arizona.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has discussed the permitting requirements associated with exploring and mining on its properties in Arizona starting on page 38 under the section titled “Permits” as follows:

“Permits necessary to carry out exploration on private, ASLD and federal lands in Arizona are as follows:

The Arizona Oil & Gas Conservation Commission is responsible for granting the permits necessary for drilling on private, State and federal lands in the Holbrook Basin, Arizona. Furthermore, a “Surface Use Plan” and the posting of a bond (US$25,000) are required before starting any drilling activities.

A Mineral Exploration Permit must be obtained from the ASLD in order to drill on State trust land. Requirements to obtain this permit include:

•	A non-refundable filing fee of US$500
•	An environmental disclosure questionnaire
•	An Exploration Plan of Operation
•	A bond - US$3,000 for a single permit; US$15,000 for a blanket bond – for five or more permits held by an individual company
•	Annual rental fees, work expenditure requirements and an annual renewal fee of US$500/permit.

If the permittee discovers a feasible mineral deposit, it will have to apply for a mineral lease prior to the start of any mining activities.

Permission to perform exploration drilling on federal lands has been granted by the Bureau of Land Management (“BLM”). Therefore, either a Notice of Intent (<5.0 acres/ 0.02 km² surface disturbance; obtainable within 30-60 days) or a Plan of Operations (>5.0 acres/ 0.02 km² surface disturbance) has to be submitted, depending on the amount of surface disturbance that is planned (43 CFR 3809.11 and 43 CFR 3809.21). Depending on the nature of the intended work, the level of required reclamation bonding, the need for archeological surveys and other factors determined by the BLM, a Plan of Operations can take several months for approval.”

16.	Please disclose the annual payments or work requirements applicable to your properties and the party responsible for making such payment.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has disclosed starting on page 40 the annual payments and work requirements applicable to its properties and the party responsible for making such payment under the section titled “Annual Payments and Work Requirements.”

17.

We note your disclosure of historical drilling that was performed in the Holbrook basin. Please tell us if this historical drilling was performed on the properties in which you currently control the land or mineral rights. If not, revise your filing to include data specific to the properties under your control.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has revised its disclosure to include only data specific to the properties under its control as follows:

Historical drilling was performed almost in the entire Holbrook basin, within and outside of our properties. The following table contains all historical drill holes which are located within our properties (Coordinates in WGS 84 UTM Zone 12N):

Hole_ID	Old_ID	Operator	Northing	Easting	Elev_ft	Elev_m	TD_ft	TD_m
DH01-15	Arkla #56 State	Arkla	3846902	606141	5383	1641	1420	433
DH01-46	Duval #37	Duval	3872717	629670	5760	1756	1564	477
DH01-66	Duval #1A	Duval	3874722	634468	5982	1823	2005	611
Duval #59	Duval #59	Duval	3839117	588958	5316	1620	742	226
Duval #64	Duval #64	Duval	3855707	623265	5690	1734	1401	427
DH01-23	KCL #7	KCL	3863577	623135	5800	1768	1600	488
DH01-25	US Borax #2 (Kern County)	KCL	3858053	620918	5710	1740	1430	436

DH01-16	US Borax #1	US Borax	3845420	610135	5365	1635	1813	553
DH01-27	US Borax #1-B	US Borax	3854281	624631	5600	1707	1308	399

18.	In addition, please discuss the relevance and reliability of this historical drilling, including any work that has been performed to verify the data.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company on page 48 has added disclosure that discusses the relevance and reliability of the historical drilling, including any work that has been performed to verify the data as follows:

The historical drill hole data already shows the depth, thickness and K2O (potassium oxide) content of the potash horizon. However, for creation of the geological model as well as any resource estimation as required by Canadian Securities Administrators NI 43-101, only historical drill holes were considered which had at least two independent methods for determination of K2O: (i) chemical assay data; and (ii) geophysical downhole logging data (i.e. Natural Gamma Ray Log). Only drill holes, which showed consistent results in assaying and Natural Gamma Log were used for the resource modelling.

The following steps were performed to verify the data:

•

Chemical assay data was compared with geophysical drill hole data. Due to the radioactive isotope [40] K, there is a correlation between the potassium content and the signal strength in the natural gamma log. As a result, inconsistent assay data or incomplete sampling intervals could be identified.

•	Comparison of assay results of different laboratories
•

The charge balance between positive ions (Mg2 +,Ca2 +, Na+, K+) and negative (Cl-, SO4 [2] -) ions is determined for each full salt analysis, recent as well as historic ones. If the absolute difference 2*(cations – anions)/(cations+anions) * 100% is larger than 5.0%, the analysis is classified as an outlier and should be considered suspect.

•

The mineralogical composition of the sample was calculated based on the chemical analysis, which included re-calculating the elements from weight % to mol and re-arranging them to the basic salts. Subsequently the mineralogy was re-calculated to masses of elements, including the crystal water content. The sum of these elements together with the insoluble content should be close to 100.

•

The Natural Gamma Ray Log and assay result of every single drill hole was compared to those of adjacent drill holes. In a normal case, a correlation in the number of mineralized beds or combined thickness is visible. If there are discrepancies, the drill hole data has been considered suspect and the usability of this data for resource estimation was evaluated individually.

•

We conducted a confirmation drilling in our 2009 – 2011 drilling campaign. Four recent boreholes were drilled in a distance of less than 250 m to historical wells. All of the drill holes in the following table correlate very well in the Natural Gamma Log. Slight differences occur in the assaying results but they are generally consistent. Consequently, this fact, in addition to the procedures described before, supports the usage of historical drill hole data.

Recent Drill Holes	Historical Drill Hole	Distance
PPI-01-09	DH 09-21	138 m
PPI-02-09	DH 09-19	183 m
PPI-03-09	DH 09-16	160 m
PPI-1117	DH 09-12	223 m

19.

We note your Table 3 that includes disclosure regarding the mineralized intervals from the drilling that you have performed on your property. Considering your statement that all drill holes intersected the potash horizon, please disclose the mineralized intervals for all drill holes, or, tell us why you are unable to do so.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has disclosed on page 49 under “Drilling Results” as follows:

“Due to varying contents of clay (which also contains potassium and therefore also generates amplitude in natural gamma ray log) within the potash horizon, an unaltered determination of potash salts containing K2O is not possible from only the natural gamma log. Therefore the K2O grade was determined only by chemical assay data.”

            In addition, on page 50 before Table 3, the Company has disclosed the reason why no declaration of the potash horizon was possible for all rotary drill holes as listed in Table 2 as follows:

“As for all rotary drill holes (see Table 2) no drill cores/assay data was available, and therefore, no reliable declaration of the potash horizon was possible. However, the natural gamma ray log shows, due to the high amplitudes, in most of the drill holes an indication for potash salts. Table 3 shows only drill holes for which a reliable determination by chemical assay data of top, base, thickness and K2O grade were possible.”

20.	We note that you disclose the grade of your mineralized intervals in terms of K2O. Please fully discuss any conversion factors associated with determining your K2O grades.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has disclosed on page 50 that since the assay data for historical as well as recent holes was already provided in the common form or K2O, it was not necessary to convert or use any conversion to K2O. If the assay data had been provided in KCl (potassium chloride), then a conversion would have been necessary.

21.

In an appropriate section of your filing, provide a brief description of the quality control protocols associated with your sampling. This information should include sample preparation, controls, custody and assay precision and accuracy as it relates to your exploration work.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has included a section titled “Sample Preparation, Analyses and Security” under “Item 3 Properties” starting on page 51 that discusses sample preparation, chain of custody, analyses, quality assurance, quality control and security.

22.	Please disclose the future exploration plans for your property pursuant to paragraph (b)(4)(i) of Industry Guide 7. The exploration plan should address the following points:

•	Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity.
•	If there is a phased program planned, briefly outline all phases.
•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
•	Disclose how the exploration program will be funded.
•	Identify who will be conducting any proposed exploration work and disclose their qualifications.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has included a section titled “Planned Exploration Program” under “Item 3 Properties” starting on page 53 that disclosed the future exploration plans for the Company’s properties.

23.	Please disclose the duration for each of your permits.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has included a table starting on page 39 that discloses the expiry date of each of the Company’s ASLD permits. The BLM prospecting permits for which the Company has applied have not yet been granted, however, when granted such permits are effective for an initial term of two years and may be extended for an additional two year period.

Commission Comment:

Certain Relationships...Page 45

24.	Please disclose the material terms of your agreement with North American Environmental Corp. Also file any agreements referenced in this section as exhibits. See Item 601(b)(1)(A) of Regulation S-K.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has disclosed on page 67 that there is no written agreement with North American Environmental Corp. (“NAEC”) and that NAEC performs exploration services (site preparation, drilling, site reclamation and materials transportation) for the Company and invoices the Company when work is performed based on the activity and/or the equipment used to perform the work.

            In addition, we confirm, on behalf of the Company, that the Company has filed any agreements referenced in this section as exhibits.

Commission Comment:

Legal Proceedings, Page 47

25.	Please describe the factual basis alleged to underlie the proceeding regarding the Ringbolt Option Agreement. See Item 103 of Regulation S-K.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has revised the legal proceedings section to describe the factual basis alleged to underlie the proceeding regarding the Ringbolt Option Agreement and to provide an update on the legal proceedings to now state as follows:

“On May 18, 2012, we delivered a letter to North American Potash Developments Inc. (formerly Ringbolt Ventures Ltd.), Potash Green, LLC, Wendy Walker Tibbetts and Joseph J. Hansen (collectively, the “Optionor”), informing them that they were in breach of the Ringbolt Option Agreement by the Optionor not granting operational control of the Potash Green exploration permits by signing a limited Power of Attorney as requested by us and that the payment of cash and shares that were due by us to the Optionor on May 17, 2012 would not be paid until the Optionor cured the defaults delineated in the default letter.

On May 25, 2012, we were informed by the Optionor that it had filed a civil action in Third Judicial District court, Salt Lake County, State of Utah alleging that we failed to make payment to the Optionor in the amount of $350,000 or deliver to Optionor 1,400,000 shares of our common stock on May 17, 2012 as required pursuant to the Ringbolt Option Agreement, and that we did not provide a timely or proper written report as required pursuant to the Ringbolt Option Agreement. In addition, the Optionor alleges that we have failed to reimburse the Optionor for $20,715.80 in expenses paid by the Optionor to maintain certain leases that are the subject of the Ringbolt Option Agreement. In its claim under the first cause of action for breach of contract, the Optionor is seeking payment of $350,000 and 1,400,000 shares of our common stock, or alternatively $644,000 in total damages, plus interest, costs and attorney fees, as allowed by law. In its second cause of action for unjust enrichment, the Optionor is seeking no less than $20,715.80, plus interest, costs, and attorney fees, as allowed by law. With respect to the second cause of action, we take the position that such expenses were due prior to the transaction receiving TSX Venture Exchange approval as required in accordance with the Ringbolt Option Agreement, and therefore, such payments were the responsibility of Optionor.

On June 19, 2012, we filed an answer and counterclaim to the Ringbolt civil action and tendered to the Utah court the $350,000 in cash and the 1,400,000 shares which were due pursuant to the Ringbolt Option Agreement on May 17, 2012, pending a ruling by the court on the sufficiency of tender. The court ruled that the tender to the court was not sufficient, therefore, the cash and shares were released to Optionor on July 10, 2012.

On September 10, 2012, we announced that the court had granted our motion for a preliminary injunction, which enjoined Optionor from terminating the Ringbolt Option Agreement based upon the grounds alleged by Optionor. We intend to continue to vigorously defend our rights in the Ringbolt Option Agreement should the case proceed to trial.”

Commission Comment:

Consolidated Financial Statements

Financial Statements

General

26.	Please refer to the updating requirements of Rule 8-08 of Regulation S-X and update your financial statements accordingly.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has provided interim financial statements for the three month period ended May 31, 2012 in the Form 10 Amendment No. 1 in order to comply with Rule 8-08 of Regulation S-X.

Commission Comment:

Notes to Consolidated Financial Statements

Consolidated Statement of Operations, Page F-4

27.

We note you have presented a separate line item for stock based compensation. Please revise to classify stock based compensation into respective expense captions where related compensation costs are ordinarily classified. Refer to the guidance of SAB Topic 14.F.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has revised the financial statements to classify stock based compensation into respective expense allocations where the related compensation costs are ordinarily classified.

Commission Comment:

Note 8 – Derivative Liability, Page F-23

28.

Please revise and expand your disclosure to describe the method and assumptions utilized to determine the fair value of your warrants which are recorded as a derivative liability for each period presented. As part of your response, please provide us with the basis for the selection of each assumption.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has revised and expanded the disclosures in Note 8 to include the method and assumptions used in calculating the fair value of the stock purchase warrants that make up the derivative liability for each period presented.

            The basis of selection of the assumptions used in calculating the fair value of the share purchase warrants are as follows:

Expected dividend yield: As it is not expected that the Company will pay a dividend in the foreseeable future a dividend yield of 0% was used.

Expected stock price volatility: The expected stock price volatility was calculated using historical volatility going back the number of months equal to the remaining life of the share purchase warrants.

Risk free interest rate: The risk free interest rate was derived from the yield curve of a zero coupon government bond.

Expected life: The expected life of the share purchase warrants were estimated to be their remaining life as historically share purchase warrants are exercised just prior to expiry.

Commission Comment:

Exhibits, Page 59

29.	Please file complete exhibits. It appears, for example, that you have not filed the Notice of Articles that describe the share structure of the company referenced in section 2.1 of Exhibit 3.2.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has now filed the Notice of Articles as Exhibit 3.1.8 to the Form 10 Amendment No. 1, which describes the share structure of the Company referenced in section 2.1 of Exhibit 3.2.

30.

It appears that exhibits 3.1.1 to 3.1.7, Schedule A to Exhibit 10.1, Exhibit 10.3 and Exhibits 10.6 – 10.11 present the text of the exhibits in graphic or image files. In general, while you may submit unofficial copies of exhibits in PDF or XBRL format, you must submit official versions in ASCH or as text in HTML format. Refer to section 5.1 of Volume II of the EDGAR Filer Manual and the last sentence of Rule 304(e) of Regulation S-T. In addition, exhibits should generally be filed in the English language. Refer to Rule 306 of Regulation S-T and Securities Exchange Act Rule 12b-12(d) for guidance. Please refile the exhibits accordingly.

Company Response:

            We hereby confirm, on behalf of the Company, that the Company has filed exhibits 3.1.1, 3.1.2, 3.1.3, 3.1.4, 3.1.5, 3.1.6, Schedule A to exhibit 10.1, 10.11, 10.12, 99.2, 99.4 and 99.5 in html format. However, the Company only has graphic or image files of exhibits 3.1.7, 3.1.8, 10.3, 10.6, 10.7, 10.8, 10.9, 10.10, 99.1 and 99.3 and the Company respectfully submits that it would be an unreasonable effort and expense on the part of the Company to have all of the exhibits that are in graphic or image files retyped so that they can be filed in html format.

Commission Comment:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Company Response:

            We hereby confirm, on behalf of the Company, that enclosed herewith is a written statement from the Company as requested by the Commission.

            On behalf of the Company we sincerely hope and trust that each of the foregoing are clear and satisfactory in this matter and truly responsive to the Commission’s Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at 604.893.7638 of our offices at any time.

            On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

/s/ Michael Shannon

Michael T. Shannon

Enclosure:
[Company acknowledgement letter, included in EDGAR correspondence and couriered package]

cc:          Passport Potash Inc.